UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08675

United States Antimony Corporation

NYSE American LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4438 W. Lovers Lane, Unit 100

Dallas, TX 75209

(406) 606-4117

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock - par value $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: On March 11, 2026, United States Antimony Corporation transferred the listing of its common stock, par value $0.01 per share (the “Common Stock”), from the NYSE American LLC to the New York Stock Exchange. United States Antimony Corporation is filing this Form 25 solely to withdraw the Common Stock from listing on the NYSE American LLC and not to withdraw such security from listing on the New York Stock Exchange or from registration under section 12(b) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, United States Antimony Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date:	March 16, 2026	UNITED STATES ANTIMONY CORPORATION

		By:	/s/ Gary C. Evans
			Name:	Gary C. Evans
			Title:	Chief Executive Officer